FIRST EAGLE INVESTMENT MANAGEMENT, LLC

1345 Avenue of the Americas

New York, NY 10105

October 10, 2025

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Rule 17g-1 Fidelity Bond Amendment Filing for

First Eagle Global Opportunities Fund (File No. 811-23722) (the “Fund”)

Ladies and Gentlemen:

Enclosed for filing, pursuant to Rule 17g-1 of the Investment Company Act of 1940, as amended (the “1940 Act”), please find the following information with respect to the Fund:

1. A copy of an Extended Bond Period Endorsement, which amends the Financial Institution Investment Company Asset Protection Bond issued by Federal Insurance Company, which lists the Fund as insured, previously filed by the Fund with the Securities and Exchange Commission on January 27, 2023, as amended November 2, 2023, April 4, 2024 and November 1, 2024 (the “Bond”), to extend the term of the Bond until March 27, 2026.

2. A certificate of the Fund’s Secretary attesting to the authenticity and accuracy of resolutions adopted by the members of the Fund’s Board of Trustees (including those members who are not “interested persons,” as defined in the 1940 Act, of the Fund) which authorize the foregoing extension of the Bond and confirm the Board of Trustees’ determination that the Bond is in a form and in an amount which is consistent with Rule 17g-1 under the 1940 Act.

3. The Bond premium has been paid for the coverage period from December 19, 2022 to March 27, 2026, and the Bond is written for a $1,900,000 limit of liability.

This filing amends the Fund’s previous filing pursuant to Rule 17g-1 of the 1940 Act, filed on January 27, 2023, as amended November 2, 2023, April 4, 2024 and November 1, 2024.

Very truly yours,

FIRST EAGLE INVESTMENT MANAGEMENT, LLC

By:	/s/ Smriti Kodandapani
Name: Smriti Kodandapani
Title: Director and Deputy General Counsel

FEDERAL INSURANCE COMPANY

Endorsement No.: 10

Bond Number:	82631434

NAME OF ASSURED: FIRST EAGLE GLOBAL OPPORTUNITIES FUND

EXTENDED BOND PERIOD ENDORSEMENT

It is agreed that this Bond is amended by deleting ITEM 1. of the DECLARATIONS and substituting the following:

ITEM	1.BOND PERIOD: from 12:01 a.m. on December 19, 2022 to 12:01 a.m. on March 27, 2026

This Endorsement applies to loss discovered after 12:01 a.m. on September 27, 2025.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: September 26, 2025

EXHIBIT 1

FIRST EAGLE GLOBAL OPPORTUNITIES FUND

SECRETARY’S CERTIFICATE

The undersigned hereby certifies that she is the Secretary and Deputy General Counsel of First Eagle Global Opportunities Fund, a Delaware statutory trust (the “Fund”); that the following is a true and correct copy of the resolutions duly adopted by the unanimous written consent of the Board of Trustees of the Fund on September 26, 2025; and that said resolutions are in full force and effect:

RESOLVED, that the renewal for the period from September 26, 2025 to March 27, 2026 of the fidelity bond written by the following entity in the following amount:

Name of Fidelity Bond Provider	Amount of Coverage
Chubb Federal Insurance Company	$1,900,000

covering the Fund for larceny and embezzlement by the officers and employees of the Fund in accordance with the requirements of Rule 17g-1 under the 1940 Act (the “Fidelity Bond”), and the payment by the Fund of the premium of $2,361 for such coverage, is hereby approved; and further

RESOLVED, that it is the determination of the Trustees, including a majority of the Trustees that are not “interested persons” (as defined in the Investment Company Act of 1940, as amended (the “1940 Act”)) of the Fund (the “Independent Trustees”), that the Fidelity Bond is reasonable in form and amount after having given due consideration to all relevant factors including, but not limited to, the value of the aggregate assets of the Fund, the type and terms of the arrangements made for the custody and safekeeping of such assets and the nature of the securities in the Fund’s portfolio; and further

RESOLVED, that the officers of the Fund are hereby designated the officers to make the filings and give the notices required by Paragraph (g) of Rule 17g-1 under the 1940 Act; and further

RESOLVED, that the actions taken by First Eagle Investment Management, LLC on behalf of the Fund in respect of the matters referred to in the preceding resolutions hereby are ratified, confirmed and approved in all respects.

Dated this 10th day of October, 2025.

/s/ Smriti Kodandapani
Smriti Kodandapani
Secretary and Deputy General Counsel